Exhibit 99.1

November 10, 2014

Press release

Turquoise Hill announces financial results and review of operations for the third quarter of 2014

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended September 30, 2014. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi had an All Injury Frequency Rate of 0.50 per 200,000 hours worked and no fatalities for the nine months ended September 30, 2014.

•	Oyu Tolgoi recorded net revenue of $466.1 million in Q3’14 on sales of approximately 220,300 tonnes of copper-gold concentrate.

•	Q3’14 concentrate sales increased approximately 9% over Q2’14 with sales exceeding production resulting in a planned inventory drawdown for the quarter.

•	Metal production for Q3’14 was in-line with Q2’14 as higher copper grades offset lower throughput due to the rake arm failure in one of Oyu Tolgoi’s two tailings thickeners.

•	As Oyu Tolgoi’s open pit deepens into the high-grade zone in Q4’14 and Q1’15, copper and gold head grades are expected to increase.

•	As a result of delayed mine advancement in Q3’14, Oyu Tolgoi is now expected to produce between 135,000 – 150,000 tonnes of copper and 550,000 – 600,000 ounces of gold in concentrates for 2014.

•	Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together to resolve shareholder matters and finalize project finance to restart underground development.

•	Turquoise Hill and Rio Tinto have made an offer to the Government of Mongolia to resolve shareholder matters in a manner the Company believes is beneficial to all stakeholders.

•	Upon successful resolution of shareholder matters, Turquoise Hill and Rio Tinto intend to formalize the agreement between the parties.

•	The 2014 Oyu Tolgoi Feasibility Study was finalized in September 2014 and in October 2014 Turquoise Hill filed an updated 2014 Oyu Tolgoi Technical Report.

•	On November 6, 2014, Turquoise Hill announced the retirement of David Klingner and Kay Priestly and named directors Jill Gardiner as Chair of the Board and Jeff Tygesen as Chief Executive Officer.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

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On July 29, 2014, Turquoise Hill entered into a sale and purchase agreement with National United Resources Holdings for the sale of a 29.95% stake in SouthGobi and continues to work with the purchaser towards closing of the transaction.

•	Turquoise Hill’s cash position, on a consolidated basis at September 30, 2014, was $345.2 million.

FINANCIAL RESULTS

In Q3’14, Turquoise Hill recorded a net loss of $38.6 million ($0.02 per share), compared with a net loss of $94.0 million ($0.09 per share) in Q3’13, representing an improvement of $55.4 million. The results from continuing operations were net income of $1.8 million for Q3’14 compared with a net loss in Q3’13 of $ 117.8 million. The improvement of $119.6 million is primarily due to the start of sales at Oyu Tolgoi in late 2013 resulting in gross margin in Q3’14 of $86.2 million combined with reductions in operating ($17.3 million) and exploration ($12.2 million) expenses at Oyu Tolgoi and a reduction in corporate expenses of $6.1 million. Operating cash flows from continuing operations were $250.2 million in Q3’14, compared with a $301.6 million use of cash in Q3’13, an improvement of 183%, primarily as a result of sales at Oyu Tolgoi.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012 and first concentrate was produced in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1) successful resolution of the mine’s shareholder matters; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the Oyu Tolgoi underground feasibility study by the Oyu Tolgoi shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine’s operations and development.

Q3’14 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. For the year to date through the end of Q3’14, Oyu Tolgoi’s All Injury Frequency Rate was 0.50 per 200,000 hours worked.

Concentrate sales of approximately 220,300 tonnes during Q3’14 increased approximately 9% over Q2’14 as customer logistics and marketing continued to improve. As a result of the increase, Q3’14 sales exceeded production resulting in a planned inventory drawdown for the quarter.

In Q3’14, Oyu Tolgoi generated revenue of $466.1 million, net of royalties of $25.4 million. Oyu Tolgoi’s breakdown of Q3’14 revenue, net of royalties, by metals in concentrates is as follows: approximately 53,600 tonnes of copper for revenue of $302.6 million, approximately 144,000 ounces of gold for revenue of $158.5 million and approximately 323,000 ounces of silver for revenue of $5.0 million. Oyu Tolgoi’s sales of concentrate are subject to a 5% royalty. Revenues are presented net of royalties and typical contractual deductions (treatment, refining and freight differential charges).

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Oyu Tolgoi recognized cost of sales in Q3’14 of $380.0 million. Production and delivery costs of $260.5 million include primarily the cash costs in inventory sold as well as the cash selling and allocated mine administration costs. Depreciation and depletion of $119.5 million includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process. Stripping costs, including cash and equipment depreciation, are recorded in the run-of-mine copper-gold stockpile inventory in the period incurred.

Key operational metrics for Q3’14 are as follows:

Oyu Tolgoi Key Metrics

All data represent full production and sales on a 100% basis

	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 Months 2013	9 Months 2014	Full Year 2013
Open pit material mined (‘000 tonnes)	12,151	21,956	21,621	16,861	19,493	54,768	57,975	72,032
Ore treated (‘000 tonnes)	8,052	7,835	5,560	7,778	7,029	12,482	20,367	20,317
Average mill head grades:
Copper (%)	0.47	0.49	0.52	0.53	0.59	0.45	0.55	0.47
Gold (g/t)	0.36	0.41	0.49	0.60	0.80	0.33	0.64	0.36
Silver (g/t)	1.39	1.44	1.52	1.57	1.64	1.36	1.58	1.39
Concentrates produced (‘000 tonnes)*	110.3	129.5	102.9	140.0	134.1	160.5	377.0	290.0
Average concentrate grade (% Cu)	27.7	25.4	24.6	25.8	27.3	27.2	26.0	26.4
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	30.6	32.9	25.3	36.2	36.6	43.7	98.2	76.7
Gold in concentrates (‘000 ounces)	62	74	66	113	132	83	311	157
Silver in concentrates (‘000 ounces)	196	208	163	229	216	281	608	489
Concentrates sold (‘000 tonnes)		26.4	48.2	202.5	220.3	—	471.0	26.4
Sales of metals in concentrates:
Copper in concentrates (‘000 tonnes)	—	6.1	13.1	51.6	53.6	—	118.3	6.1
Gold in concentrates (‘000 ounces)	—	10	28	126	144	—	298	10
Silver in concentrates (‘000 ounces)	—	36	78	309	323	—	710	36
Metal recovery (%)
Copper	81.7	86.4	87.9	87.6	89.3	78.7	88.4	81.6
Gold	66.3	71.2	75.5	74.8	74.8	62.9	75.0	66.1
Silver	54.9	57.2	59.3	58.6	58.6	52.4	58.7	54.2

*	Dry metric tonnes

Metal production for Q3’14 was in-line with Q2’14 as higher copper grades offset lower throughput due to the failure of the rake arms in one of Oyu Tolgoi’s two tailings thickeners on September 5, 2014. Following repairs, the thickener was gradually brought back into production from the end of September 2014.

Material mined for the quarter was higher than Q2’14 but was impacted by lower equipment availability.

The high-grade zone of the open pit was progressively accessed during Q3’14 with consistent mining of the high-grade zone starting in September and as a result, grades, especially gold, improved during Q3’14.

In Q3’14, Turquoise Hill capitalized $25.3 million (Q3’13: $106.3 million) in additions to property, plant and equipment at the Oyu Tolgoi mine, including underground evaluation costs of $5.1 million (Q3’13: $183.0 million). The decrease in additions to property, plant and equipment was primarily due to suspending the development of the Oyu Tolgoi underground mine in Q3’13. The cash expenditures on property, plant and equipment were $67.4 million in Q3’14 as accrued payables related to previously capitalized expenditures were paid.

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Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cashflows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At September 30, 2014, the aggregate outstanding balance of loans extended by subsidiaries of the Company to Oyu Tolgoi was $7.3 billion, including accrued interest of $1.3 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. Subsidiaries of the Company have accrued $126.2 million in accounts payable and accrued liabilities for the withholding taxes due upon payment of the accrued interest by Oyu Tolgoi.

In accordance with the ARSHA, a subsidiary of the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes, to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at September 30, 2014, the cumulative amount of such funding, representing approximately 34% of invested common share equity, and accrued interest thereon, totaled $751.2 million and $153.7 million respectively.

Operational outlook

Strong concentrate sales are expected to continue during Q4’14 and sales are expected to exceed production for the quarter. Oyu Tolgoi’s goal is to reach four to eight weeks of concentrate production in inventory by the end of 2014.

As the open-pit mine deepens into the high-grade zone in Q4’14 and Q1’15, copper head grades are expected to increase and reach 0.60% - 0.70% per tonne and gold head grades are expected to average approximately 1.0 gram per tonne.

As a result of delayed mine advancement in Q3’14, Turquoise Hill now expects Oyu Tolgoi to produce between 550,000 – 600,000 ounces of gold in concentrates for 2014. Previously anticipated Q4’14 gold in concentrates production is expected to shift to Q1’15. Turquoise Hill previously expected between 135,000 – 160,000 tonnes of copper in concentrates for the year but now expects Oyu Tolgoi to produce between 135,000 – 150,000 tonnes of copper in concentrates for 2014.

Throughout 2014, Oyu Tolgoi has been focusing on cost reduction and productivity initiatives designed to generate increased cash flow and improve financial performance. As a result, Turquoise Hill expects an approximately $130 million reduction in Oyu Tolgoi’s operating cash costs for 2014 from the previously announced $1.0 billion. Turquoise Hill has also reduced expected capital expenditure for 2014 from $160 million to capital expenditure of approximately $110 million for the year.

Contracts have been signed for 100% of Oyu Tolgoi’s expected 2014 concentrate production; long-term contracts account for 92% of 2015 planned production, with the remaining volume committed to one customer. Discussions are ongoing to place volumes from 2016 onwards as some of the existing contracts start to expire from the end 2015. All contracts are based on international terms.

Discussions with the Government of Mongolia and project financing

Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together to resolve the shareholder matters and finalize project finance to restart the underground mine development at Oyu Tolgoi.

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Oyu Tolgoi’s management is focused on efficiently and safely running the open-pit mine and the processing facilities.

Further development will commence once the following conditions are met:

•	Successful resolution of shareholder matters, including the tax situation;

•	Agreement on a comprehensive funding plan, including project finance;

•	Approval of the Oyu Tolgoi underground feasibility study by all shareholders and acceptance by the Mongolian Minerals Council; and

•	Obtaining all necessary permits for the mine’s operation and development.

In June 2014, Oyu Tolgoi LLC received a Tax Act (Tax Assessment) from the Mongolian Tax Authority as a result of a general tax audit for the period covering 2010 through 2012. Oyu Tolgoi appealed the full Tax Assessment to the Tax Dispute Resolution Council of the General Taxation Authority of Mongolia and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable, from approximately $127 million to approximately $30 million. While this significant reduction is welcome, there are aspects of the ruling that require further clarification. Oyu Tolgoi has appealed the outcome of the Tax Dispute Resolution Council to the Administrative Appellate Court.

Turquoise Hill continues to engage with the proposed project financing lender group and has kept both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. The commitments from the commercial bank consortium formally expired on September 30, 2014. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters. The lending group continues to be supportive of Oyu Tolgoi project finance and current indications are that a suitable project financing package would be available upon resolution of the shareholder matters; however this is not guaranteed.

Turquoise Hill and Rio Tinto have made an offer to the Government of Mongolia to resolve the shareholder matters in a manner in which the Company believes is beneficial to all stakeholders. Upon successful resolution of shareholder matters, Turquoise Hill and Rio Tinto intend to formalize the agreement between the parties, which will be in alignment and accordance with the Investment Agreement and ARSHA.

Underground feasibility study and updated technical report

In September 2014, the 2014 Oyu Tolgoi Feasibility Study (the Feasibility Study) was finalized and presented to the board of directors of Oyu Tolgoi LLC. The Feasibility Study includes analysis of two production cases – the 2014 Reserve Case and the 2014 Life of Mine (LOM) Case.

In October 2014, Turquoise Hill filed an updated compliant independently-prepared technical report under National Instrument 43-101 – Standards of Disclosure of Mineral Projects (“NI 43-101”) relating to the Oyu Tolgoi Project (the “Project”). Prepared by OreWin Pty Ltd, the 2014 Oyu Tolgoi Technical Report (2014 OTTR), updates the Oyu Tolgoi Technical Report dated March 25, 2013 (2013 OTTR).

The 2014 Reserve Case includes mineral reserves from the Southern Oyu Tolgoi open pit and the Hugo North Lift 1 block cave. Oyu Tolgoi’s large resource base represents significant opportunities, not only as an exceptionally long-life project but also for production expansion. The potential development flexibility that exists with respect to later phases of Oyu Tolgoi will continue to be studied as part of the overall project strategy. Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the Project.

In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved.

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The 2014 OTTR updates the Project’s mineral resources and mineral reserves and is now available under Turquoise Hill’s profile on SEDAR at www.sedar.com. Highlights of the 2014 OTTR are as follows:

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An updated mineral resource model and estimate for the Hugo North deposit. The updated mineral resource estimate is similar to and confirms the previous estimates contained in the 2013 OTTR. Mineral resource models for the other Oyu Tolgoi deposits have remained unchanged.

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Updated mineral reserve estimates are broadly in line with previous estimates. The open pit allows for depletion from 2013 and modified underground dilution and mining loss assumptions resulting in lower grades and mining recovery.

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Underground ore handling will be conveyed to surface via decline, which opens the Project to additional production flexibility and future optionality. The new mine plan will make use of the existing shafts and the planned shafts that were defined in the 2013 OTTR.

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The reduced Project NPV when compared to the 2013 OTTR is the result of delay (NPV8% $0.8 billion) and a reduction due to more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of ramp-up of the cave (NPV8% $1.5 billion).

•	Underground block cave mine production remains at 95,000 tonnes per day.

•	The plant rate remains the current nominal 100,000 tonnes per day.

•	Expansion capital of $4.9 billion for the underground project, which is in line with the $5.1 billion estimate contained in the 2013 OTTR (excludes $0.5 billion of capital spent in 2013 and 2014).

Pursuant to discussions with Turquoise Hill’s principal regulator following the filing of the Company’s press release on September 22, 2014 titled Oyu Tolgoi Finalizes Underground Feasibility Study, and in order to comply with the requirements of NI 43-101, the 2014 OTTR does not present the economic analysis of the 2014 LOM Case or economic analysis for any potential expansion options that would include inferred resources.

Q3’14 exploration

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi ore bodies, seeking low-cost development options with the potential to directly impact the value of current operations and continuing development of legacy datasets to enable future discovery. Oyu Tolgoi is currently investigating potential shallow targets.

SOUTHGOBI

Classification as Held for Sale and Discontinued Operations

On July 29, 2014, Turquoise Hill announced that it had entered into a sale and purchase agreement with National United Resources Holdings Limited (the Purchaser), a Hong Kong-based public company listed on the main board of the Stock Exchange of Hong Kong (SEHK), providing for the sale to the Purchaser of a 29.95% stake in SouthGobi.

Under the terms of the agreement, which was effected in accordance with, and in reliance upon the “private agreement” exemption under the Canadian takeover bid regime and in accordance with the Hong Kong Code on Takeovers and Mergers, Turquoise Hill has agreed to sell 56,102,000 common shares that it owns in the capital of SouthGobi to the Purchaser at a price of C$0.455 per common share, following which Turquoise Hill would continue to hold 48,705,155 shares of SouthGobi, representing approximately a 26% stake in SouthGobi. Under the terms of the agreement, the Company is to receive approximately C$12.8 million in cash at closing and deferred consideration of approximately C$12.8 million due one year after the closing of the transaction.

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Closing is subject to certain conditions, including the SEHK approving the circular to be provided to the Purchaser’s shareholders for a vote on the transaction and the Purchaser’s shareholders approving the transaction. The Purchaser has not yet issued the circular for purposes of conducting a shareholder vote and a delay in the Purchaser’s shareholders approving the transaction would impact the timing of the closing. There can be no assurance that the transactions contemplated by the sale and purchase agreement, or closing of the transaction itself, will be completed.

The Company had been considering divestment of its interest in SouthGobi to allow it to focus on the operation and development of the Oyu Tolgoi mine. Upon signing of the sale and purchase agreement on July 29, 2014, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation.

The assets and liabilities of the Company’s subsidiary SouthGobi are classified as held for sale in the consolidated balance sheet and the operations and cash flows of SouthGobi are presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows, respectively. Comparative amounts for all periods have been reclassified accordingly.

SouthGobi anticipates that coal prices in China will remain under pressure through to the end of 2014 and the beginning of 2015, which will continue to impact SouthGobi’s margins and liquidity. As at the date hereof, SouthGobi is actively seeking sources of financing in order to be able to pay the $8 million cash interest due under the CIC convertible debenture on November 19, 2014. SouthGobi is also actively seeking additional sources of financing to maintain liquidity to fund its operations and meet its obligations.

In the event a loan or other financing arrangement is not secured by November 19, 2014, and even if such loan is secured, if SouthGobi fails to generate sufficient operating cash flows, secure additional capital or otherwise restructure or refinance its business in order to address its cash requirements through September 30, 2015, SouthGobi will not have adequate liquidity to fund its operations and meet its obligations (including its debt payment obligations). It may not be able to continue as a going concern and may be forced to seek relief under applicable legislation (or an involuntary petition for bankruptcy relief or similar creditor action may be filed or taken against it).

Sales and operations at the Ovoot Tolgoi coal mine

In Q3’14, SouthGobi’s revenue was $7.6 million compared to $15.7 million in Q3’13. SouthGobi sold 0.65 million tonnes of coal compared to sales of 0.94 million tonnes of coal from stockpile in Q3’13. Cost of sales was $18.5 million in Q3’14 compared to $34.5 million in Q3’13, Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, costs related to idled mine assets, coal inventory write-downs, mining plant and equipment depreciation, depletion of mineral properties and share-based compensation expense.

Production decreased to 0.17 million tonnes of raw coal in the third quarter of 2014 compared to production of 0.55 million tonnes of raw coal in the second quarter of 2014. This decrease in production is due to SouthGobi’s decision in June in following a review of operations to reduce its production and place approximately half of its workforce on furlough and reduced its mining activities accordingly. The furlough is anticipated to remain in place until the end of November 2014 subject to market conditions.

Governmental and regulatory investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (IAAC) and the Mongolian State Investigation Office (SIA) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

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While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received formal notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or any legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

A third investigation ordered by the SIA and conducted by the National Forensic Center (NFC) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. The report with conclusions of the investigations by the NFC has been provided to the Prosecutor General of Mongolia. The Prosecutor General has issued criminal charges against the three former employees, and SouthGobi’s Mongolian subsidiary SouthGobi Sands LLC may be held liable as “civil defendant” for alleged violations of Mongolian taxation law. The case was transferred to a Court of Justice for review by a judge in April 2014. On May 12, 2014, SouthGobi was advised that the appointed judge had concluded that the investigation on the case was incomplete and had ordered that the case be returned to the General Prosecutor for additional investigation. On June 24, 2014, SouthGobi announced it had been informed that the additional investigation has been completed and the case was transferred back to the First Instance Second District Court which set the trial date to June 30, 2014. Following the initial appearances before the court by all concerned parties, the trial date for the case was deferred until August 25, 2014.

The trial commenced on August 25, 2014 and following two (2) days of hearing, the panel of three appointed judges ordered the matter be returned to the Prosecutor General for further investigations. The Court’s decision is mainly based on the following findings during the hearing:

(i)	Lack of clarity as to the nature and scope of which the three (3) former employees are being accused;

(ii)	Insufficient evidence with respect to the accusations;

(iii)

Significant variations in the conclusions reached by the different investigations during the investigative period over the same allegations against the three (3) former employees and SouthGobi Sands LLC; and

(iv)	The investigators failed to review and consider all the information and documents provided by SouthGobi Sands LLC.

On October 7, 2014, the Mongolian investigation authority issued a resolution to order a re-investigation and new investigators to the case were appointed under that resolution.

As the case has been returned for further investigations, the likelihood or consequences of an outcome or any action taken against SouthGobi Sands LLC as “civil defendant” are uncertain and unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on Turquoise Hill.

Turquoise Hill views these accusations as unfounded and disputes these accusations and the procedures and conclusions of the investigations that led to these accusations. SouthGobi Sands LLC will vigorously defend itself and its three former employees against these charges. At this point, the three former employees continue to be subject to a travel ban. SouthGobi Sands LLC is designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including $1.5 million held in local bank accounts, in connection with its continuing investigation of these allegations. This $1.5 million is included within the prepaid expenses balance within current assets held for sale in Turquoise Hill’s financial statements. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create potential difficulties for SouthGobi in the medium to long term. Turquoise Hill will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

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Class action lawsuit

In January 2014, Siskinds LLP, a Canadian law firm, filed a proposed securities class action against SouthGobi, certain of its former senior officers and current directors, and its former auditors, Deloitte LLP, in the Ontario Superior Court of Justice in relation to SouthGobi’s restatement of financial statements as previously disclosed.

The proposed class action seeks general damages against all defendants in the sum of C$30 million, without particulars as to how such amount was determined, or such other amount that the Court deems appropriate. Turquoise Hill has been advised that SouthGobi disputes and will vigorously defend itself against these claims. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the action or determine the amount of any potential losses, if any. However, in the opinion of Turquoise Hill’s management, at September 30, 2014 a provision for this matter is not required.

CORPORATE ACTIVITIES

Oyu Tolgoi signs Power Sector Cooperation Agreement with Government of Mongolia

On August 14, 2014, Oyu Tolgoi signed a Power Sector Cooperation Agreement (PSCA) with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power producer. The agreement lays out a framework for long-term strategic cooperation between the Mongolian Government and Oyu Tolgoi to deliver a comprehensive energy plan for the South Gobi region. Participation in the agreement meets Oyu Tolgoi’s obligation in the Investment Agreement to establish a long-term power supply within Mongolia four years from the commencement of commercial production.

The agreement provides a framework for a broad range of power-related issues, including establishment of a power generation source, transmission lines and power imports. The centerpiece of the PSCA is an open, international tender process to identify and select an independent power provider to privately fund, construct, own, and operate a power plant to supply electricity, with Oyu Tolgoi as the primary consumer. Full evaluation of the independent power producer option is expected to take nine to 12 months.

Mongolian Treasury Bill repayment

On October 17, 2014, Turquoise Hill received repayment in full for its US$115 million Mongolian Treasury Bill, which matured on October 19, 2014.

Board and management changes

On October 24, 2014, Dr. James Gill was appointed to the Company’s Board of Directors. Dr. Gill is an experienced explorer, developer and operator with more than 40 years of international mining experience.

On November 6, 2014, Turquoise Hill announced the retirement of Chair Dr. David Klingner, effective January 1, 2015, and Chief Executive Officer Kay Priestly, effective December 1, 2014. Current directors Jill Gardiner and Jeff Tygesen were appointed Chair of the Board and Chief Executive Officer respectively. Ms. Priestly will remain on the Turquoise Hill board until December 31, 2014. Effective January 1, 2015, Dr. Craig Stegman will be appointed a Turquoise Hill director to fill the vacancy following Ms. Priestly’s retirement. The appointments were the result of an extensive succession planning program. Effective January 1, 2015, director Russel Robertson will take over as Chair of the Audit Committee and Ms. Gardiner will become Chair of the Nominating and Corporate Governance Committee.

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Class action lawsuits

On December 13 and 18, 2013, two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court has now consolidated these actions and appointed a lead plaintiff. The lawsuit seeks to recover damages resulting from alleged misstatements about the Company’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Company believes the complaint is without merit and will vigorously defend against the lawsuits. The Company filed a motion to dismiss on June 19, 2014. In the opinion of the Company, at September 30, 2014 a provision for this matter is not required.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin Pty Ltd as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

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SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2014	2014	2014	2013
Revenue
Copper-gold concentrate	$466.0	$436.0	$108.0	$51.6

Total revenue	$466.0	$436.0	$108.0	$51.6

Net (loss) income from continuing operations attributable to the Company	$40.8	$21.9	$(40.5)	$242.2
Income (loss) from discontinued operations attributable to the Company	(79.4)	(12.3)	(10.1)	(103.8)

Net (loss) income attributable to the Company	$(38.6)	$9.6	$(50.6)	$138.4

Basic (loss) income per share attributable to the Company
Continuing operations	$0.02	$0.01	$(0.02)	$0.19
Discontinued operations	(0.04)	(0.01)	(0.01)	(0.08)

Total	$(0.02)	$—	$(0.03)	$0.11

Diluted (loss) income per share attributable to the Company
Continuing operations	$0.02	$0.01	$(0.02)	$0.19
Discontinued operations	(0.04)	(0.01)	(0.01)	(0.08)

Total	$(0.02)	$—	$(0.03)	$0.11

	Sep-30	Jun-30	Mar-31	Dec-31
	2013	2013	2013	2012
Revenue
Copper-gold concentrate	$—	$—	$—	$—

Total revenue	$—	$—	$—	$—

Net (loss) income from continuing operations attributable to the Company	$(65.3)	$(43.3)	$(35.9)	$(112.3)

Loss from discontinued operations attributable to the Company	(28.8)	(62.1)	(15.0)	(32.7)

Net (loss) income attributable to the Company	$(94.1)	$(105.4)	$(50.9)	$(145.0)

Basic (loss) income per share attributable to the Company
Continuing operations	$(0.06)	$(0.03)	$(0.03)	$(0.09)
Discontinued operations	(0.02)	(0.05)	(0.01)	(0.02)

Total	$(0.08)	$(0.08)	$(0.04)	$(0.11)

Diluted (loss) income per share attributable to the Company
Continuing operations	$(0.06)	$(0.03)	$(0.03)	$(0.09)
Discontinued operations	(0.02)	(0.05)	(0.01)	(0.02)

Total	$(0.08)	$(0.08)	$(0.04)	$(0.11)

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About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878) and is in the process of divesting a majority of its stake.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of matters including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and governance and the existence or filing of legal proceedings against the Company and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing

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facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the approval of the underground feasibility study for the Oyu Tolgoi Project by Oyu Tolgoi’s shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the Feasibility Study and in the updated technical report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolian can be resolved and a new timetable agreed. These delays can impact project economics.

This press release contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained therein are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 26, 2014 in respect of the year ended December 31, 2013 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements herein are made as of the date hereof and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by the cautionary statement.

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